Exhibit 11

HIGHFIELDS CAPITAL COMMENTS ON COURT REJECTION OF SEC POSITION

ON PROXY RULES

ALSO COMMENTS ON MONY CLAIMS REGARDING AXA BONDS

BOSTON, MA—April 5, 2004—Highfields Capital (“Highfields”), the owner of 4.6% of the outstanding shares of The MONY Group Inc. (NYSE: MNY), today released a statement regarding MONY’s continued campaign against shareholders who oppose the sale of MONY to AXA Financial, Inc.

In February, both the SEC and a New York Federal Judge agreed that Highfields’ mailing of MONY’s own proxy card to MONY shareholders was in full compliance with SEC proxy rules. In approving such move, the court stated that Highfields action was consistent with SEC proxy rules “designed to correct a power imbalance between management and dissident shareholders…” The Federal district court specifically noted that Highfields had conferred with the SEC, followed long-standing SEC interpretations and that this type of mailing was “expressly sanctioned by the staff of the SEC.” Nevertheless, on April 1, 2004, the Second Circuit Court of Appeals reversed the District Court decision and by doing so rejected the SEC’s decade-old interpretation of its own proxy rules.

Commenting, Richard L. Grubman, Managing Director of Highfields, stated: “We are obviously disappointed by the court’s decision to ignore the SEC’s interpretation of its own rules—rules aimed at allowing greater communications among shareholders. If followed by other courts, this new barrier to shareholder action can only further tilt the playing field toward entrenched management and allow them to control the voting process to their own ends.”

Highfields further stated its belief that MONY’s singular focus on forcing through the AXA sale is a prime example of management using their incumbent position to achieve their own goals over the objections of long-term shareholders. A Delaware Court has already found that MONY’s management sent misleading proxy information to hundreds of thousands of shareholders. MONY’s proxy statement also reveals that just two days before the original shareholder meeting date, MONY chose a lengthy delay and new record date after being advised by its own proxy solicitor that there was a significant risk that the merger would not gain shareholder approval.

Commenting further, Mr. Grubman stated: “MONY’s latest attempt to divert focus from AXA’s inadequate proposal is to suggest that by selling short AXA’s “ORAN Convertible Bonds,” Highfields interest is at odds with the interests of other MONY shareholders. On the contrary, such a position is entirely consistent with our seven-month long opposition to the AXA sale as inadequate, and as a MONY shareholder for over five years we continue to believe MONY shares can deliver greater value with new management.”

Since September 2003, Highfields has been vocally opposed to the AXA merger and repeatedly stated its opinion that MONY shareholders should vote against the transaction. During that same time, AXA has steadfastly predicted success in acquiring MONY and the AXA ORANs have traded at values far above their face amount. Stated Mr. Grubman: “We obviously disagree with AXA’s prediction and therefore believe the ORANs are overvalued. A short position in ORANs simply backs up our belief with our investment capital.”

Highfields noted that its position is in sharp contrast to traders who first had a position in AXA’s ORANs and only later purchased MONY shares once they had indications that the MONY Board would likely set a new, later record date. MONY’s recent proxy statement even admits that MONY viewed a new record date, among other things, as giving traders in AXA ORANs a “fair opportunity to purchase additional shares of MONY stock to vote at the special meeting.” This record date change has allowed such persons, who may have never before had an investment stake in MONY, to buy MONY shares at the 11th hour in an attempt to sway the vote on MONY’s future. Highfields continues to believe that most MONY shareholders will recognize that their interests remain more aligned with a long-term shareholder such as Highfields, than with AXA, owners of AXA’s ORANs or MONY’s management.

Mr. Grubman concluded: “We remain committed to protect the value of our MONY shares through both our opposition to the AXA sale and pursuit of our appraisal demand. While Highfields has spent heavily in its own time and money to communicate with fellow shareholders, MONY has expended shareholder assets to sue its own shareholders. Long-term shareholders should simply ask themselves: with whose interests are they more aligned? Highfields, which for years has had tens of millions of dollars invested in MONY stock, or MONY’s management, the vast majority of whose stock ownership is from compensatory options and stock grants and who may gain tens of millions in additional compensation in the sale to AXA. We continue to agree with Institutional Investor Services and Glass Lewis & Co., independent proxy advisors, that the AXA offer is inadequate and should be rejected.”

Consistent with this conclusion that the AXA offer is inadequate, Highfields and other shareholders holding over 14% of MONY shares have exercised Delaware statutory rights to be paid appraised value if the sale is completed. Highfields has encouraged shareholders to vote against the sale to AXA and to preserve their right to appraised value under Delaware law. In response to shareholder interest on how to do so, Highfields has provided information on the appraisal process at http://www.demandfairvalue.com.

Highfields will continue to communicate with shareholders in connection with MONY’s May 18, 2004, special meeting of shareholders to vote on the proposed sale to AXA. Highfields is communicating with MONY shareholders by means of an exempt solicitation under the federal proxy rules.

Shareholders who need assistance in voting their shares AGAINST the AXA proposal or exercising their appraisal rights are encouraged to call MacKenzie Partners, Inc. at 800-322-2885 or to visit the website http://www.demandfairvalue.com.

Contacts:

MacKenzie Partners, Inc.

Jeanne Carr or

Bob Sandhu

212-929-5500